NM. 7/28/06

SEC 06009348 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSC Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
SEP 2 2 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/19

FSC Securities Corporation

An indirect wholly-owned subsidiary of American International Group, Inc.

Statement of Financial Condition

December 31, 2005

(in thousands of dollars, except share amounts)

Assets		
Cash and cash equivalents	$	37,621
Cash segregated under federal and other regulations		480
Deposits with clearing organizations and others		120
Receivables from broker dealers and clearing organizations		7,712
Receivables from investment advisors		2,337
Securities owned, at market value		845
Security pledged to insurance company		17
Notes and accounts receivable from registered representatives		1,104
Deferred taxes		10,756
Intangible asset		464
Prepaid expenses and other assets		840
Total assets	$	62,296
Liabilities and Stockholder's Equity		
Commissions payable	$	8,135
Accounts payable and accrued expenses		619
Payables to broker dealers and clearing organizations		19
Securities sold, not yet purchased		837
Payables to affiliates, net		11,135
Income taxes payable to Parent		6,703
Other liabilities		8,168
Total liabilities		35,616
Commitments and contingencies (Note 10)		
Stockholder's equity:		
Common stock - $10 par value; 1,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		8,105
Retained earnings		18,565
Total stockholder's equity		26,680
Total liabilities and stockholder's equity	$	62,296

The accompanying notes are an integral part of these financial statements.

F

FSC Securities Corporation

An indirect wholly-owned subsidiary of American International Group, Inc.

Statement of Operations

Years Ended December 31, 2005

(in thousands of dollars)

Commissions		
Commission revenue	$	142,588
Commission expense		(136,722)
Net retained commissions		5,866
Other Revenues		
Investment advisory fees		69,540
Sponsor revenue		13,130
Interest income		268
Other income		4,936
Total other revenues		87,874
Other Expenses		
Investment advisory fees		(51,907)
Marketing and meeting expense		(2,163)
General and administrative		(25,974)
Clearance and other		(896)
Total other expenses		(80,940)
Income before income taxes		12,800
Provision for income taxes		(5,121)
Net income	$	7,679

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation
An indirect wholly-owned subsidiary of American International Group, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2005

(in thousands of dollars, except share amounts)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balances at December 31, 2004	1,000	$ 10	$ 1,185	$ 10,886	$ 12,081
Capital contribution from Parent	-	-	6,920	-	6,920
Net income	-	-	-	7,679	7,679
Balances at December 31, 2005	1,000	$ 10	$ 8,105	$ 18,565	$ 26,680

The accompanying notes are an integral part of these financial statements.

FSC Securities Corporation
An indirect wholly-owned subsidiary of American International Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2005

(in thousands of dollars)

Cash flows from operating activities		
Net income	$	7,679
Adjustments to reconcile net income to net cash provided by operating activities		
Deferred taxes		(2,417)
Unrealized loss on securities		83
Compensation expense contributed by Parent		110
(Increase) decrease in operating assets		
Receivables from broker-dealers and clearing organizations		(1,272)
Receivables from investment advisors		(2,337)
Cash segregated under federal and other regulations		2,233
Securities owned, net		(753)
Security pledged to insurance company		969
Notes and accounts receivable from registered representatives		(213)
Prepaid expenses and other assets		(171)
Increase (decrease) in operating liabilities		
Commissions payable		1,108
Accounts payable and accrued expenses		(19)
Securities sold, not yet purchased		765
Income taxes payable to Parent		4,619
Other liabilities		(110)
Payables to affiliates, net		8,820
Net cash provided by operating activities		19,094
Cash flows from investing activity		
Acquisition of registered representatives		(464)
Cash flows from financing activity		
Capital contribution from Parent		6,810
Net increase in cash and cash equivalents		25,440
Cash and cash equivalents - beginning of year		12,181
Cash and cash equivalents - end of year	$	37,621
Supplemental cash flow information		
Income tax payments (paid to Parent)	$	2,919

Non-cash financing Activity:

During the year ended December 31, 2005, the Company recorded officer compensation totaling $110 as a capital contribution from its Parent.

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

FSC Securities Corporation (the "Company") is a wholly-owned subsidiary of Financial Service Corporation (the "Parent "or "FSC"), which is a wholly-owned subsidiary of AIG Advisor Group, Inc. ("AIG AG" or the "Group"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. ("SunAmerica"), which is wholly owned by American International Group, Inc. ("AIG"). The Company is a broker-dealer registered with the National Association of Securities Dealers, Inc. and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG, SunAmerica, and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies. The Company clears all transactions through an unaffiliated broker-dealer on a fully disclosed basis.

2. Significant Accounting Policies

Commissions Revenue and Commissions Expense
Commissions revenue and commissions expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various mutual funds, variable annuities, investment advisors and insurance companies (the "Sponsors") relating to sales by the Company's registered representatives of mutual funds, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's annual representative convention. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records meeting and marketing expenses when incurred.

Investment Advisory Income
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned, at market value, consisting primarily of corporate stocks and government bonds are carried at market with unrealized gains and losses reflected in the Statement of Operations.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities when purchased of less than ninety days that are not held for sale in the ordinary course of business.

Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to five years. A portion of these loans will be forgiven over a period of time (generally 5 years), if the representative meets certain operating and gross dealer concession levels.

Officer Compensation
Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense.

Intangible Asset
Intangible assets are amortized on a straight-line basis over their estimated useful lives, generally considered to be 10 years.

Income Taxes
The Company is included in the AIG consolidated federal income tax return. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications
Certain reclassifications have been made to prior year balances to conform to the 2005 presentation.

3. Cash Segregated Under Federal Regulations

Cash of approximately $480,000 as of December 31, 2005 is segregated under provisions of the Securities Exchange Act of 1934 and represents funds deposited by customers and breakpoint refund reserves.

4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2005 consist of the following:

(in thousands of dollars)

	Receivable	Payable
Receivables from and payable to clearing brokers	$ 1,610	$ 19
Fees and commissions receivable	6,102	-
	$ 7,712	$ 19

5. Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased at December 31, 2005 are summarized as follows:

(in thousands of dollars)

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 620	$ 837
Debt securities issued by the U.S. Treasury and other U.S. Government corporations and agencies	225	-
	$ 845	$ 837

6. Related Party Transactions

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commissions revenue for the year ended December 31, 2005 includes $4,722,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commissions expense for the year ended December 31, 2005 includes $4,245,000 paid on sales of products sponsored by Affiliates.

AIG AG negotiates insurance policies for the entire Group and allocates the expense to each individual broker-dealer. For the year ended December 31, 2005, the Company was allocated $761,000 for these expenses, which is included in general and administrative expenses in the accompanying Statement of Operations.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $ 4,311,000 during the year ended December 31, 2005, which is included in other income in the Statement of Operations.

The Company has a payable to FSC of approximately $6,692,000 as of December 31, 2005. This payable represents the net amount of intercompany transactions, principally management fees and income taxes, between the Company and FSC.

The Company and Parent have entered into an agreement whereby FSC provides substantially all management and administrative services to the Company for a management fee, the amount of

which is periodically reviewed by FSC. It is the intention of FSC's management that the amount of the management fee will be less than the pre-tax income of the Company before the management fee. For the year ended December 31, 2005, the management fees were $21,622,000, which is reflected in general and administrative expense in the Statement of Operations.

7. Income Taxes

The components of the provision for income taxes at December 31, 2005 are as follows:

(in thousands of dollars)

Current		
Federal	$	6,597
State		941
		7,538
Deferred		
Federal		(2,417)
	$	5,121

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 40 percent for the year ending December 31, 2005, is primarily due to state and local taxes. Deferred tax assets and liabilities principally arise as a result of temporary differences from deferred compensation and legal contingency reserves.

8. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2005, the Company had net capital of $8,629,000, which was $8,379,000 in excess of the amount required. The Company had no debit items at December 31, 2005.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) and (k)(2)(ii) of the Rule.

9. Acquisition of Registered Representatives

The Company acquired a group of registered representatives from an unaffiliated broker-dealer on November 30, 2005. The purchase price was determined based upon a calculation of each representative's gross dealer concessions from the prior 12-month period. Of this amount, approximately $257,000 is held in escrow at December 31, 2005 and will be paid out over a three year period beginning in 2008. The resulting intangible asset of approximately $464,000 will be amortized over a period of 10 years, beginning January 1, 2006.

In conjunction with this arrangement, the Company also agreed to assume various repayable and forgivable loans previously granted by the seller to the representatives acquired. These loans generally will be paid or amortized over the next 5 years. The Company has agreed to pay the seller 50% of any collections on repayable notes received from the rep in the future.

10. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters

The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance provided by an affiliate of AIG. In the opinion of management, additional amounts that will ultimately be required, if any, in connection with these matters will have no material effect on the financial position or the results of operations of the Company.

During the year ended December 31, 2005, the Company accrued $2,500,000 for potential losses arising from regulatory assessments and material litigation cases outstanding at year end.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Deferred Compensation

AIG SunAmerica has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The amounts owed by the Company are paid into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Clearing Broker-dealer

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses, which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company believes such risk of loss to be remote.

FSC Securities Corporation
An indirect wholly-owned subsidiary of American International Group, Inc.
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2005 **Schedule I**

(in thousands of dollars)

Stockholder's equity	$	26,680
Less nonallowable assets		
Other unsecured receivables		(1,594)
Unsecured customer debits held at clearing broker		(111)
Prepaid expenses and other assets		(5,187)
Deferred taxes, net of tax liabilities applied related to deferred compensation		(10,756)
Net capital before haircuts on securities positions		9,032
Other deductions and/or charges (Fidelity Bond Deduction)		(20)
Less haircuts on securities owned, including pledged securities		(383)
Net capital		8,629
Alternative minimum net capital requirement		(250)
Excess net capital	$	8,379

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005).

(in thousands of dollars)

Net capital as reported in Part II (unaudited) Focus Report	$	10,056
Adjustments:		
Federal income tax expense		(864)
State income tax expense		(112)
Accrual of marketing and meeting expenses		(694)
Federal income tax payable		243
Net capital per above	$	8,629

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(2)(i) and (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of
FSC Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of FSC Securities Corporation (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted

accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting activities that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of FSC Securities Corporation for the year ended December 31, 2005 and this report does not affect our report thereon dated March 1, 2006. During our audit, we noted that certain intercompany expenses were not allocated to the Company in accordance with the terms of the agreement with its parent company. Such expenses are correctly reflected in the December 31, 2005 financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 1, 2006